JPMorganChase

September 20, 2007

Mr. Christian N. Windsor, Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Mail Stop 4563

Re: JPMorgan Chase & Co. Definitive 14A Filed March 30, 2007 File No. 1-5805

Dear Mr. Windsor:

JPMorgan Chase & Co. (the "Firm") hereby submits this letter to respond to comments by the Staff of the Securities and Exchange Commission contained in your letter dated August 21, 2007 addressed to James Dimon, Chief Executive Officer. Thank you for the opportunity to have discussed some of the comments with you (telephone conference August 28, 2007, with Bradley Fusco, Senior Vice President, Executive Compensation, and Anthony Horan, Corporate Secretary (the "August 28 Teleconference")).

To assist in your review of our responses, we have set forth below in full the comments contained in the letter, together with our responses to such comments.

         Compensation Discussion and Analysis, page 10
  On page 11, you reference your market based evaluation of compensation levels for the named executives. Item 402(b)(1)(v) asks companies to explain how they determine the amount of each element of compensation. Item 402(b)(2)(xiv) goes on to ask registrants to identify benchmarks and the components of the benchmarks. Revise this section to clarify how the Compensation Committee utilizes the benchmarks mentioned on page 10, and identify the benchmarks used, including the component companies.

  We note your comments and will revise our disclosure in future filings to clarify how the Compensation Committee utilizes benchmarks and identify the benchmarks used, including the component companies. For your information, for comparison to external peers, we generally consider an annualized level of total compensation being delivered, but also assess the mix of compensation between base salary, annual cash incentives and long term incentives (annual and multi-year). There are separate lists of component companies for each major line of business and for the corporate sector and we would identify such component companies relevant to the Named Executive Officers.

  Revise your disclosure to clarify whether the CEO has any role in making recommendations as to his own compensation, or whether any other member of the Operating Committee has a role in making a recommendation as to the compensation of any member of the Committee. Please refer to Item 402(b)(2)(xv) of Regulation S-K.

  We note your comments and will revise our disclosure in future filings to provide the above disclosure of the role of the CEO and of other members of the Operating Committee. For your information, the CEO presents his assessment of individual performance and a recommended set of compensation actions for the other Operating Committee members to the Compensation Committee for their consideration. The CEO does not make any recommendation regarding his own compensation. The Compensation Committee discusses the CEO's compensation entirely in its independent executive session and seeks full Board (exclusive of the CEO) ratification of its determinations. No member of the Operating Committee other than the CEO has a role in making a recommendation to the Compensation Committee as to the compensation of any member of the Operating Committee.

  You provide a general description of the quantitative and qualitative criteria which the Compensation Committee considers in determining the compensation of the named executives. In particular, on pages 15 and 16, you discuss the financial results in 2006 considered by the Committee in determining the named executive officers compensation. Revise your disclosure to clarify whether the financial results were evaluated by the Committee to determine whether they met particular performance targets which would directly affect the amount of compensation provided to the named executive officers, or if they were used as part of the Committee's subjective evaluation of the performance of the named executive officers. Please refer to Item 402(b)(2)(v) of Regulation S-K. Furthermore, if the Committee sets performance targets, and you declined to provide the targets because the disclosure of the targets would cause competitive harm to JPMorgan Chase, please provide the staff with your analysis supporting your conclusion that disclosure of the targets would result in competitive harm if they were disclosed.

  We note your comments and will revise our disclosure in future filings to clarify whether the financial results were evaluated by the Committee to determine whether such results met particular performance targets which would directly affect the amount of compensation provided to the Named Executive Officers, or if they were used as part of the Committee's subjective evaluation of the performance of the Named Executive Officers. For your information, and as we discussed in the August 28 Teleconference, awards are not part of a predetermined, formula-driven plan and the Compensation Committee does not set performance targets. The Compensation Committee uses its business judgment in determining the compensation it deems appropriate and considers performance factors as part of the total mix of information; it does not attempt to quantify, rank or otherwise assign relative weight to the factors. One item the Compensation Committee looks at is performance relative to budget expectations, taking into account market and other business conditions and the performance of competitors. This analysis is not formulaic, and we understand that the Staff is not expecting companies to disclose budget expectations in this limited context.

  If you conclude that any particular performance target is confidential because its disclosure would cause competitive harm to JPMorgan Chase, revise your disclosure to discuss the level of difficulty for the executive officers to reach the performance targets. Please refer to Item 402(b)(1)(v) and Instruction 4 to Item 402(b) of Regulation S-K.

  As noted above in response to Comment 3, for 2006 the Compensation Committee did not set particular performance targets.

  It appears that the Compensation Committee, with input from the Operating Committee, exercises a significant amount of discretion in granting compensation, both as part of the annual compensation program as well as part of any supplemental compensation programs. Revise your disclosure to discuss the times in which the Compensation Committee uses its discretion to make compensation determinations, including balancing quantitative and qualitative factors and the Committee's weighting of different factors. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

  We note your comments and will revise our disclosure in future filings to clarify, as noted in response to Comment 3, that the Compensation Committee uses its business judgment in determining the compensation. For your information, and as noted above, in considering quantitative and qualitative factors, the Compensation Committee considers such factors as part of the total mix of information and does not attempt to quantify, rank or otherwise assign relative weight to the factors.

  Compensation Committee's Review, page 12

  Revise your disclosure to expand your discussion of the Compensation Committee's engagement of financial experts to include the information required by Item 407(e)(3)(iii) of Regulation S-K. In particular, please discuss the scope of the consultant's engagement and material elements of the consultant's instructions from the Committee.

  We note your comments and will revise our disclosure in future filings to provide additional information regarding the Compensation Committee's engagement of financial experts. For your information, the Compensation Committee reviews available peer group data, but does not make such data a determinative factor of its review process. In 2006, the Compensation Committee was assisted by MG Management Consultants, which reviewed compensation practices and changes in business performance/rankings among major investment banking competitors and provided a ranking of JPMC's total compensation as compared to the peer group. The Compensation Committee is interested in understanding the overall market pay dynamics among this key group of competitors and uses the information as context for assessing the effectiveness of JPMC's internal compensation delivery in light of comparative performance. The Compensation Committee uses MG Management Consultants only for purposes of gathering peer group information and does not use such consultants to make or advise on the Compensation Committee's decisions relating to the amount or form of senior executive compensation.

  Executive Compensation Tables, page 16

  In what appears to be a closing piece of your Compensation Discussion and Analysis, you provide disclosure and tables which compare how the Committee viewed compensation amounts when determining the total compensation for the named executives. Revise your disclosure to ensure that these tables are not given greater prominence than the required tables, including the Summary Compensation Table. In particular, please refrain from using headings which appear to present your table of compensation actions, along with the reconciliation to the summary compensation table as part of the same series of tables as the Summary Compensation Table, as the other tables appear to be part of your analysis of your compensation decisions and should be presented as such. Finally, please clarify that while the compensation actions table and the reconciliation table are presented to explain how the Committee views the disclosure, you should explain: (1) that your alternate tables and disclosure are not a substitute for the complete information required by the SEC's rules and (2) the differences between the presentation in your additional tables and the amounts included in the Summary Compensation Table, particularly the fact that the Summary Compensation Table reports the amounts expensed by JPMorgan during the fiscal year for the equity awards granted to the named executives, regardless of the year that they were originally granted. Revise your discussion of the compensation actions table and the reconciliation to explain the features of the restorative options and to explain why the Committee did not consider the restorative options, or the SAR awards made to Mr. Cavanagh, as compensation for the purposes of determining total awards under your compensation program. Please refer to Item 402(b)(1)(iii), (iv) and (vi) of Regulation S-K.

  We note your comments and will revise our disclosure in future filings such that tables that may show compensation actions by the Compensation Committee and any reconciliation tables will be presented as part of our analysis of compensation decisions, separate from the Summary Compensation Table, and will explain that our alternate tables and disclosure are not a substitute for the information required by the SEC's rules and will also explain the differences between the presentation in our additional tables and the amounts included in the Summary Compensation Table. With respect to restorative options, we note that we disclosed in the proxy statement at page 17 that the Compensation Committee did not consider the value of a restorative option as 2006 compensation because a restorative option is a feature of an original option granted as long-term compensation -- in this case, the restorative option was a feature of option grants made in 2002 and earlier under Bank One programs -- and such options are not a component of our current executive compensation program. Regarding the SAR awards made to Mr. Cavanagh, we note for your information that this award was part of a special award process to motivate longer term performance focus and retention for certain key executives. The Compensation Committee considered that separately from annual performance awards and reviewed the value of Mr. Cavanagh's total portfolio of equity awards when making their determination to grant such an award.

  We note that one of the differences highlighted between how the Committee considered the value of the compensation earned during 2006 and the amounts reported in the Summary Compensation Table is the effect of retirement eligibility upon equity awards made to each named executive. Revise this section to discuss retirement eligibility of the executives, including any differences in the valuation of different named executive's awards as represented in the Summary Compensation Table.

  We note your comments and will revise our disclosure in future filings to discuss retirement eligibility of the executives, including any differences in the valuation of different named executive's awards as represented in the Summary Compensation Table. As noted in the proxy statement at page 17, beginning in 2006, the Firm will accrue during the performance year the estimated cost of stock awards expected to be granted to retirement-eligible employees at the next January grant date. For your information, for these purposes, retirement-eligible employees are employees entitled upon voluntary termination to continued vesting of equity awards, either immediately or in accordance with their schedule provided (1) they have been continuously employed for at least 5 years, (2) their age and length of service is equal at least to 60, and (3) they have met the Firm's criteria of a good leaver, which means they have provided adequate notice of their resignation and have effectively transitioned their responsibilities prior to their departure.

  Summary Compensation Table, page 17
  Revise the Summary Compensation Table to exclude the information included in the parentheticals regarding the value of the restorative options received by Mr. Dimon and Mr. Cavanagh, as this presentation is not consistent with the format required by Item 402(c). To the extent that you wish to explain a component of any of the tables, you can use a footnote, or include the information in the narrative discussion contemplated by Item 402(e) of Regulation S-K.

  We note your comments and will revise our disclosure in future filings accordingly.

  Grants of Plan Based Awards, page 19
  This table presents awards made to the named executives on January 18, 2007. This table should present all awards that were granted during the relevant fiscal year. It appears that JPMorgan Chase granted equity awards in the first quarter of 2006 as compensation for performance in 2005. Please report all equity grants made during the relevant year. Please refer to 402(d)(1) and Instruction 1 to Item 402(d). Please also refer to Question 4.05 of the Interpretive Guidance on Item 402, updated February 12, 2007.

  We note your comments and will revise our disclosure in future filings accordingly.

  It appears that at the end of Fiscal Year 2006, there were future payouts under your non-equity incentive awards. Please revise the table to include the information required by Item 402(d)(iii) of Regulation S-K.

  As discussed during the August 28 Teleconference, we do not grant non-equity incentive awards. We award annual cash incentives under a shareholder-approved plan designed to permit JPMC to deduct the compensation paid. The plan allows the Compensation Committee substantial discretion in establishing compensation following the completion of a fiscal year. Accordingly, we report amounts paid under this plan as "bonus" and not "non-equity incentive compensation".

  The table contemplated by Item 402(d) requires that you include all grants made to each named executive officer, rather than present different types of awards under separate subheadings. Revise your disclosure to present the restorative option grants in the same table as all other grants made to the named executive officers.

  We note your comments and will revise our disclosure in future filings accordingly.

  Potential Payments Upon Termination or Change in Control, page 24

  Revise this section to discuss the specific provisions, including the terms of the executive severance policy mentioned on page 15, which would give rise to the payments disclosed in the table on page 25. The reader must be able to understand the circumstances which would give rise to payments under these plans. Please refer to Item 402(j) of Regulation S-K.

  We note your comments and will revise our disclosure in future filings accordingly. As discussed during the August 28 Teleconference, arrangements have been simplified during 2007 and, accordingly, the disclosure in 2008 proxy will describe these revised arrangements.

  Revise the Compensation Discussion and Analysis to discuss how the company arrived at the structure of the change in control agreement. In particular, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

As discussed during the August 28 Teleconference and disclosed in the proxy statement at page 14, none of the Named Executive Officers is covered by any change of control provisions. We will revise our disclosure in future filings to discuss that the terms of the Firm's general severance policy were the result of an evaluation of severance benefits provided by peer companies.

* * *

This is to acknowledge that: (i) the Firm is responsible for the adequacy and accuracy of the disclosure in this filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Firm may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to call the undersigned at 212-270-7122 or Neila B. Radin at 212-270-0938.
Very truly yours, /s/ Anthony J. Horan
Anthony J. Horan Corporate Secretary